

MAIL STOP 3561

September 28, 2009

Mr. Jack Amin, CEO and CFO
Amexdrug Corporation
8909 West Olympic Boulevard, Suite 208
Beverly Hills, California 90211

> **Re:** **Amexdrug Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on April 13, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed on May 14, 2009**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed on August 14, 2009**
> **File No. 0-7473**

Dear Mr. Amin:

We have reviewed the amendment to you Form 10-Q for the Quarterly Period Ended June 30, 2009 and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Lease Agreements and Certain Other Contracts, page 12

1. We note your response to our previous letter and we reissue our comment in part. You have provided as exhibits, among other things, copies of two written lease agreements pertaining to the Fullerton, California property. One of these agreements, Exhibit 10.1, which has three amendments provided as Exhibits 10.6, 10.8 and 10.10, respectively, concerns the rental of 3,520 square feet in Unit K and expires November 30, 2010. The other agreement, Exhibit 10.2, which has two amendments provided as Exhibits 10.7 and 10.9, respectively, concerns the rental of 1,600 square feet in Units I and J and expires pursuant to the terms of the second amendment on September 30, 2008. Because we do not locate a corresponding third amendment to Exhibit 10.2 that would have extended the lease concerning Units I and J beyond the September 30, 2008 expiration date, it appears the documents concerning the Fullerton property may be incomplete. Please provide the Third Amendment to Lease Agreement or advise.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Amexdrug Corporation
        Fax: (310) 855-0477